Shemn Corp.

Baiyun District, Fuli Taiyuan A9, 904 Guangzhou, China 510165

June 5, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:   Acceleration Request of Shemn Corp.

         Form S-1 Registration Statement (File No. 333-216465)

To Whom It May Concern:

Pursuant Rule 461 of the Securities Act of 1933, we hereby request an acceleration of the effective date of our Registration Statement on Form S-1. We request an effective date of Wednesday, June 7, 2017 at 10:00 a.m. Eastern Time or as soon thereafter as possible.

We confirm that we are aware of our obligations under the Act.

We hereby acknowledge that:

- Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration in this matter. Please to contact me, Sun Kui at +1(323)-985-4212 if you require further information or documentation regarding this matter.

                                                  Sincerely,

                                                  Shemn Corp.

                                                  By:  /s/ Sun Kui

                                                          Sun Kui

                                                          Chief Executive Officer and President of

                                                          Shemn Corp.